UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to _____________

Commission File Number 1-31921

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Compass Minerals International, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Compass Minerals International, Inc. Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

  /s/ Ernst & Young LLP

Kansas City, Missouri
June 23, 2011

Contents

Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2010	2009
Investments, at fair value (Notes 2, 3 and 4)
Interest-bearing cash	$5,004,749	$6,079,890
Common/collective trust	12,233,277	11,718,836
Mutual funds	54,575,104	46,472,875
Non-employer common stocks	74,866	67,185
Employer common stock	3,961,972	2,695,481
	75,849,968	67,034,267
Receivables
Employer contributions	778,729	180,094
Notes receivable from participants	1,786,093	1,511,621
	2,564,822	1,691,715
Net assets available for benefits at fair value	78,414,790	68,725,982
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust (Note 3)	(99,468)	217,914
Net Assets Available for Benefits	$78,315,322	$68,943,896

The accompanying notes are an integral part of the financial statements.

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Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2010	2009
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 3)	$6,552,160	$9,910,246
Interest and dividend income	1,660,393	1,511,597
Net investment income	8,212,553	11,421,843
Contributions
Participants	3,604,801	3,639,324
Employer	3,060,188	2,615,131
Rollovers	344,615	349,393
Total contributions	7,009,604	6,603,848

Benefits paid to participants	(5,817,885)	(4,537,700)
Administrative expenses	(32,846)	(38,949)
Net increase in net assets	9,371,426	13,449,042
Net assets available for benefits at beginning of year	68,943,896	55,494,854
Net assets available for benefits at end of year	$78,315,322	$68,943,896

The accompanying notes are an integral part of the financial statements.

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Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan

The following description of the Compass Minerals International, Inc. (the Company, CMP or Compass Minerals) Savings Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a contributory, defined contribution plan covering substantially all U.S. employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Participants are allowed to contribute, in pre-tax dollars, a percentage of their eligible compensation as defined by the Plan, up to the maximum of the lesser of 60% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (IRC) – ($16,500 in 2010 and 2009).  Participants may also elect to contribute to the Plan on an after-tax basis.  Participants may contribute from a minimum of 1% to a maximum of 10% of their eligible compensation on an after-tax basis, subject to the maximum allowed by IRC rules.  Beginning in 2009, participants are automatically enrolled in the Plan at an initial, pre-tax amount of 1% of their eligible compensation.  Participants may terminate or change their election at any time subsequent to the automatic enrollment.

The Company contributes, for each participant, a non-discretionary matching contribution of up to 6% of a participant’s eligible pay as follows:  100% of their pre-tax deferrals up to the first 3% of eligible compensation, and 50% of their pre-tax deferrals on the next 3% of eligible compensation.  For non-union participants, the Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Those participants must be employed on the last day of the plan year to be eligible for discretionary profit-sharing contributions except in the case of a participant’s death, disability, retirement, or termination, as defined in the Plan document.  For the years ended December 31, 2010 and 2009, discretionary profit sharing contributions totaling $778,729 and $0 respectively, were accrued for the Plan.

The Company has elected to make a fixed contribution to each participant’s account equal to 1% of the participant’s gross compensation which is automatically invested in Compass Minerals common stock.  This contribution will remain in Compass Minerals common stock until the participant redirects the investment into another investment option available under the Plan.  In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with IRC nondiscrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts:  Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution, if applicable,  the investment in CMP common stock and Plan earnings or losses.  Allocations are based on earnings or account balances as defined in the Plan agreement.  A participant is entitled to receive only the vested portion of their account balance at the time of a distributable event.

Eligibility:  All employees are eligible to participate in the Plan immediately upon employment.

The Plan excludes from eligibility those employees who are citizens of Puerto Rico, or non-resident aliens, leased employees and independent contractors.

Participants’ investment options:  Participants must direct their salary deferral, rollover contributions, employer non-discretionary matching contribution and employer discretionary profit sharing contribution to the selected investments as made available and determined by the Company.  In addition, the participants may invest in shares of Compass Minerals common stock.  With the exception of employees who are subject to trading window restrictions for transactions in Compass Minerals common stock, participants may change their investment options at any time throughout the year via the internet or direct phone access to Fidelity Management Trust Company.

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Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Vesting:  All participants are immediately vested in the portion of their plan account related to participant salary deferral contributions, rollover deposits, non-discretionary Company matching contributions, Company contributions to purchase CMP stock and earnings thereon.  Employees vest in the Company discretionary profit sharing contributions at a rate of 20% each year beginning on the participant’s first anniversary of employment.

Forfeitures:  Forfeitures of terminated participants’ non-vested contributions are used to pay Plan administrative expenses and reduce employer contributions.  Forfeitures of non-vested contributions totaling $148,421 and $13,582 were used to reduce employer contributions in 2010 and 2009, respectively. Forfeitures of non-vested contributions totaling $10,025 and $8,100 were used to pay Plan expenses in 2010 and 2009, respectively.  At December 31, 2010, the forfeiture balance of $102,363, included in interest-bearing cash on the Statements of Net Assets Available for Benefits, was available to apply to future administrative expenses or employer contributions.

Participant loans:  Through April 2, 2007, participants were able to borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Effective April 2, 2007, the Plan was amended to exclude subsequent Company contributions from in-service withdrawals (including loans) except in the case of hardship withdrawals, for which a portion of the Company matching contributions may be available.  The terms of the loans are over one to five years for general purpose loans and over one to ten years for residential loans, except for certain loans grandfathered in under pre-existing Plans which had terms up to 30 years.  The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates.  Interest rates on outstanding loans at December 31, 2010 range from 6.0% to 7.0%.  Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2011 through 2022.

Payment of benefits:  Upon death, disability, retirement or termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance.  If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date.  Vested account balances of less than $5,000 but greater than $1,000 will be rolled-over into an investment retirement account while vested account balances of $1,000 or less will be distributed in one lump sum payment, unless the participant elects another option before the end of the Plan year.  Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions.

Administrative expenses:  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  A portion of the expenses incurred in the administration of the Plan, which consist primarily of trustee fees, are paid by the participants.  Other administrative expenses of the Plan may be paid by the Company or from forfeitures of non-vested Company contributions to the Plan.

Recent Accounting Pronouncements: In January 2010, the FASB issued guidance related to disclosures about fair value measurements.  This guidance requires additional disclosures and clarification of existing disclosures for recurring and nonrecurring fair value measurements.  The guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this guidance did not have an impact on the Plan’s financial statements.

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Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest.  Participant loans and accrued interest have been classified as notes receivable from participants for all periods presented.

Note 2.    Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting:  The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

The Fidelity Managed Income Portfolio fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment valuation and income recognition:  Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of benefits:  Benefits are recorded when paid.

Notes receivable from participants:  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Any related fees are recorded as administrative expenses and expensed when incurred.  No allowance for losses has been recorded as of December 31, 2010 and 2009.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the remaining participant loan balance is recorded as a benefit payment.

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Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 3.    Investments

The following table presents the fair value of the Plan’s investments.  Single investments representing more than 5% of the Plan’s net assets as of December 31, 2010 and 2009 are separately identified.

	December 31,
	2010		2009
Investments at fair value
Mutual funds:
Fidelity Equity Inc. Fund	$4,137,308	*	$3,589,186	*
Fidelity Growth Co. Fund	7,567,346	*	6,164,671	*
Fidelity Spartan International Index Fund	4,439,675	*	4,462,742	*
Fidelity Spartan U.S. Equity Index Fund	11,621,678	*	10,439,062	*
Pimco Total Return Fund	4,655,921	*	4,083,829	*
Fidelity Freedom Funds, various	16,213,997		13,532,146
Other	5,939,179		4,201,239
	54,575,104		46,472,875
Common/collective trust:
Fidelity Managed Income Portfolio	12,233,277	*	11,718,836	*
Common Stock	4,036,838	*	2,762,666
Interest-bearing cash	102,786		74,259
Fidelity Retirement Money Market	4,901,963	*	6,005,631	*
	5,004,749		6,079,890
	$75,849,968		$67,034,267
*Investment represents 5% or more of net assets.

The Plan invests in mutual funds which hold various securities including U.S. government securities, corporate debt instruments and corporate stocks.  Investment securities in general are exposed to various risks, such as interest rate risk, concentration of credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

During the years ended December 31, 2010 and 2009, the Plan’s investments, primarily mutual funds, appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $6,552,160 and $9,910,246, respectively, including appreciation of $945,089 and $381,097, respectively, in Compass Minerals common stock.

The investments held in the Plan’s collective trust are fully benefit-responsive and include traditional guaranteed investment contracts (GICs), fixed income securities and synthetic investment contracts.  The collective trust fund’s investment goal is to preserve principal while earning interest.  A GIC is issued by a financial institution and provides for the payment of a specified interest rate and for the repayment of the principal at contract maturity.  The collective trust fund also invests in a pool of fixed income securities which are “wrapped” by synthetic investment contracts issued by financial institutions that insure the participant-initiated withdrawals from the fund will be paid at contract value.  The gains and losses in that fund are not immediately credited to participant accounts, but are instead recognized over time by adjusting the interest rate credited to the fund. Participant-directed redemptions have no restrictions; however, the collective trust fund is required to provide a one-year redemption notice to liquidate its entire share in the fund.

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Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Although the collective trust fund’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value (principal and interest accrued to date), during the term of the contract, withdrawals prompted by certain events that would cause a significant withdrawal from the fund, such as Company-initiated layoffs, the sale of a division or Plan termination, may be paid at market value, which may be less than contract value.  The Company does not believe the occurrence of any such event that would limit the collective trust fund’s ability to transact at contract value is probable.

During the years ended December 31, 2010 and 2009, the average yield earned by the collective trust fund for all fully benefit-responsive investment contracts was approximately 2.7% and 3.2%, respectively while the average yield based on actual earnings credited to participants of the collective trust fund for each year was approximately 1.4% and 1.2%, respectively.

Note 4.    Fair Value Measurements

As required, the Plan’s financial instruments are measured and reported at their estimated fair value.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction.  The following provides a description of the fair value hierarchy of inputs that may be used to measure fair value.

Level 1 – Quoted market prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than Level 1 that are either directly or indirectly observable; and
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Plan.

The Plan’s investments are measured using the following valuation methods:

Interest-bearing cash:  The carrying amount of the Plan’s cash accounts approximates fair value.

Mutual funds:  The fair value of these funds is determined using the net asset value based upon observable market quotations as of the close of business on the last trading day of the year.

Common/collective trust:  The fair value of the investment in the common/collective trust’s net asset value is determined by the fund trustee based upon the contractual terms at year end of the underlying fully benefit-responsive investment contracts comprising the fund.

Non-employer common stock:  The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

Employer common stock: The fair value of these securities is based upon observable market quotations as of the close of business on the last trading day of the year.

The Plan’s receivables approximate fair value.

Contents

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The fair values of investments as of December 31, 2010 and 2009 are included in the tables below:

	December 31, 2010	Level 1	Level 2	Level 3
Interest-bearing cash	$5,004,749	$5,004,749	$—	$—
Common/collective trust	12,233,277	—	12,233,277	—
Mutual funds(a)	54,575,104	54,575,104	—	—
Non-employer common stock	74,866	74,866	—	—
Employer common stock	3,961,972	3,961,972	—	—
	$75,849,968	$63,616,691	$12,233,277	$—

(a)
Includes mutual fund investments of approximately 43% in the common stock of large-cap U.S. companies, approximately 1% in the common stock of mid-cap U.S. companies, approximately 4% in the common stock of small-cap U.S. companies, approximately 10% in the common stock of international companies, approximately 12% in debt securities of U.S. companies and approximately 30% in blended funds.

	December 31, 2009	Level 1	Level 2	Level 3
Interest-bearing cash	$6,079,890	$6,079,890	$—	$—
Common/collective trust	11,718,836	—	11,718,836	—
Mutual funds(a)	46,472,875	46,472,875	—	—
Non-employer common stock	67,185	67,185	—	—
Employer common stock	2,695,481	2,695,481	—	—
	$67,034,267	$55,315,431	$11,718,836	$—

(a)
Includes mutual fund investments of approximately 44% in the common stock of large-cap U.S. companies, approximately 1% in the common stock of mid-cap U.S. companies, approximately 3% in the common stock of small-cap U.S. companies, approximately 10% in the common stock of international companies, approximately 13% in debt securities of U.S. companies and approximately 29% in blended funds.

Note 5.    Reconciliation of Financial Statements to Form 5500

As discussed in Note 2, the Plan’s fully benefit-responsive investment contracts allow participant withdrawals and exchanges to be paid at contract value which differs from fair value.  The Form 5500 requires the net assets available for benefits to be stated at fair value.  The following table is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31 of each year.

	2010	2009
Net assets available for benefits per financial statements	$78,315,322	$68,943,896
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts in common collective trust	99,468	(217,914)
Net assets available for benefits per Form 5500	$78,414,790	$68,725,982

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Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

The following table is a reconciliation of the net increase in net assets per the financial statements and the net income as shown in the Form 5500 for the year ended December 31, 2010.

2010
Net increase in net assets per financial statements	$9,371,426
Adjustment to reflect change in fair value for interest in fully benefit-responsive investment contracts in common collective trust	317,382
Net income per Form 5500	$9,688,808

Note 6.     Related-Party Transactions

Certain Plan investments are mutual funds and a common/collective trust, which are managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as plan administrator and sponsor, is a related party to the Plan.  At December 31, 2010 and 2009, the plan held 44,381.90 and 40,117.29 shares, respectively, of CMP common stock with market values of $3,961,972 and $2,695,481, respectively.  During 2010 and 2009, the Plan purchased $809,578 and $1,023,905, respectively, of CMP stock and sold $488,176 and $199,888, respectively, of CMP stock.

Note 7.     Income Tax

Effective December 27, 2004, the Plan adopted a non-standardized form of a prototype plan sponsored by Fidelity Management Trust Company.  The underlying non-standardized prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated December 5, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. Subsequent to this determination and this opinion by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  The Company has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code if it should be found to not be in compliance with the Code.

Plan management must evaluate any uncertain tax positions taken by the Plan.  In accordance with U.S. generally accepted accounting principles, potential tax liabilities for unrecognized tax benefits are recognized only if they are more likely than not to be upheld based on their technical merits.  The plan administrator has concluded that there are no uncertain tax positions as of December 31, 2010.  The Plan is subject to routine audits by various taxing jurisdictions.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 8.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

Contents

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2010

	Identity if issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares/Units	Current Value

	PIMCO	PIMCO Total Return Fund - Mutual Fund	429,117.15	$4,655,921
	Columbia Acorn	Col/Acorn International	26,940.35	1,102,399
	PIMCO	PIMCO High Yield Fund - Mutual Fund	202,385.09	1,882,181
	RS Investments	RS Partners A - Mutual Fund	59,105.80	1,955,811
*	Compass Minerals
	International, Inc.	Common Stock	44,381.90	3,961,972
*	Fidelity	Fidelity Equity Income - Mutual Fund	93,477.36	4,137,308
*	Fidelity	Fidelity Growth Company Fund - Mutual Fund	91,008.37	7,567,346
*	Fidelity	Fidelity Freedom Income - Mutual Fund	15,921.05	179,589
*	Fidelity	Fidelity Freedom 2000 - Mutual Fund	25,419.02	303,503
*	Fidelity	Fidelity Freedom 2005 - Mutual Fund	20,340.71	219,883
*	Fidelity	Fidelity Freedom 2010 - Mutual Fund	42,493.73	577,490
*	Fidelity	Fidelity Freedom 2015 - Mutual Fund	224,049.80	2,540,725
*	Fidelity	Fidelity Freedom 2020 - Mutual Fund	260,109.17	3,586,905
*	Fidelity	Fidelity Freedom 2025 - Mutual Fund	283,163.00	3,262,038
*	Fidelity	Fidelity Freedom 2030 - Mutual Fund	179,166.75	2,467,126
*	Fidelity	Fidelity Freedom 2035 - Mutual Fund	139,916.95	1,604,847
*	Fidelity	Fidelity Freedom 2040 - Mutual Fund	87,984.68	704,757
*	Fidelity	Fidelity Freedom 2045 - Mutual Fund	38,279.55	363,273
*	Fidelity	Fidelity Freedom 2050 - Mutual Fund	43,055.40	403,860
*	Fidelity	Spartan Extended Market - Mutual Fund	18,044.64	688,764
*	Fidelity	Spartan International Index - Mutual Fund	126,234.70	4,439,675
*	Fidelity	Fidelity Retirement Money Market Fund	4,901,962.95	4,901,963
*	Fidelity	Fidelity Managed Income Portfolio -
		Common/Collective Trust	12,133,808.30	12,233,277
*	Fidelity	Spartan U.S. Equity Index - Mutual Fund	261,278.74	11,621,678
*	Fidelity**	Brokeragelink (self-directed)	-	487,677
*	Plan Participants	Participant loans receivable (6.00% - 7.00%)
		maturing 2011 through 2022	-	1,786,093
				$77,636,061

*	Represents a party in interest.
**	Primarily Fidelity investments.

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1*	Consent of Ernst & Young LLP.

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN
PLAN ADMINISTRATOR

Date:	June 23, 2011	/s/ Victoria Heider
Victoria Heider
Vice President of Human Resources